Exhibit 99.1

Vipshop Reports First Quarter 2013 Financial Results

1Q13 Net Revenues Up 206.8% YOY

1Q13 Gross Margin Increased to 23.4%

Achieved Net Profit of US$5.8 Million

Conference Call to be Held at 8:00 AM U.S. Eastern Time on May 15, 2013

Guangzhou, China, May 14, 2013 — Vipshop Holdings Limited (NYSE: VIPS) (“Vipshop” or the “Company”), China’s leading online discount retailer for brands, today announced its unaudited financial results for the quarter ended March 31, 2013.

First Quarter 2013 Highlights

•                  Net revenues increased by 206.8% over the prior year period to US$310.7 million, primarily attributable to a 169.9% increase in the number of active customers1 from 1.0 million to 2.8 million and a 186.9% increase in total orders2 from 3.1 million to 8.8 million.

•                  Gross margin increased to 23.4% from 21.2% in the prior year period.

•                  Non-GAAP income from operations3 was US$8.7 million, as compared to a non-GAAP loss from operations of US$6.6 million in the prior year period. Non-GAAP operating income margin4 was 2.8%, compared to a non-GAAP operating loss margin of 6.5% in the prior year period.

•                  Net income was US$5.8 million, compared to a net loss of US$8.6 million in the prior year period. Net income margin was 1.9%, compared to a net loss margin of 8.5% in the prior year period.

•                  Non-GAAP net income5 was US$9.0 million compared to a non-GAAP net loss of US$6.5 million in the prior year period. Non-GAAP net income margin6 was 2.9% compared with a non-GAAP net loss margin of 6.4% in the prior year period.

Mr. Eric Shen, Chairman and CEO of Vipshop, stated, “This quarter, we are very pleased with our strong momentum, which continues to validate the strengths of our differentiated e-commerce model. Our revenues, fueled by steady growth in both active customers and total orders, again exceeded our expectations during the quarter. Despite the seasonality associated with the Chinese New Year holiday, we saw a faster and stronger rebound in customer spending and activities in the wake of the holiday period as compared to previous years, demonstrating the increased appeal of our platform to customers looking for uniquely priced offers on their favorite brands. Moreover, benefiting from our focus on optimizing product selection, we expanded our partnerships with higher-end brands, which enabled us to attract more high-income customers, further driving our sales volume while elevating our overall brand image.  These network and scale effects associated with our unique online discount retail model, offering our thousands of brand partners higher financial returns, faster turnover and, most importantly, reduced brand dilution, further separate us from our existing or emerging competitors in China.  These attributes exemplify the long-term value and sustainability we provide to our growing base of brand partners and customers and provides us increasing confidence in our ability to continue our success.”

1  Active customers are defined as any registered member who has purchased products from the Company at least once during the period.

2  Total orders are defined as the total number of orders placed during the period.

3  Non-GAAP income/(loss) from operations is a non-GAAP financial measure, which is defined as income/(loss) from operations excluding share-based compensation expenses.

4  Non-GAAP operating income/(loss) margin is a non-GAAP financial measure, which is defined as non-GAAP income/(loss) from operations as a percentage of net revenues.

5  Non-GAAP net income/(loss) is a non-GAAP financial measure, which is defined as net income/(loss) excluding share-based compensation expenses.

6  Non-GAAP net income/(loss) margin is a non-GAAP financial measure, which is defined as non-GAAP net income /(loss) as a percentage of net revenues.

Mr. Donghao Yang, CFO of Vipshop, commented, “Through growing scale and leverage in our business operation, we have been able to successfully grow our top line by over 200% while expanding our margins.  Our ability to capitalize on our first-mover advantage in China’s nascent discount retail market, compounded by our recent successful follow-on offering, provides us with the capital and confidence to further implement our expansion strategy and extend our leadership position. We believe we are well-capitalized to continue delivering strong and sustainable growth by accelerating the expansion of our logistics network and fulfillment capabilities while enhancing our IT infrastructure and mobile commerce capabilities for China’s increasingly active online shoppers.”

First Quarter 2013 Financial Results

NET REVENUES

Net revenues for the first quarter of 2013 increased by 206.8% to US$310.7 million from US$101.3 million in the prior year period, primarily driven by growth in the number of active customers and total orders.

The number of active customers for the first quarter of 2013 increased by 169.9% to 2.8 million from approximately 1.0 million in the prior year period. The number of total orders for the first quarter of 2013 increased by 186.9% to 8.8 million from 3.1 million in the prior year period.  This increase was primarily due to the Company’s continued efforts to optimize brand and product selection, increase the number of sales events and increase the number of SKUs available on its website. The Company established three logistics centers and set up several regional subsites within its website during 2011, since then, the full utilization of which has enhanced the Company’s ability to accommodate increased and diversified demand from customers.

GROSS PROFIT

Gross profit for the first quarter of 2013 increased by 239.6% to US$72.8 million from US$21.4 million in the prior year period. This reflects both the significant increase in net revenues as well as continued margin expansion. Gross margin increased to 23.4% in the first quarter of 2013 from 21.2% in the prior year period. This increase is attributable to the Company’s increased bargaining power with its suppliers due to increased purchasing scale.

OPERATING INCOME AND EXPENSES

Total operating expenses for the first quarter of 2013 increased by 121.7% to US$68.6 million from US$30.9 million in the prior year period. As a percentage of net revenues, total operating expenses decreased to 22.1% from 30.6% in the prior year period.

•                       Fulfillment expenses increased by 123.4% to US$37.7 million from US$16.9 million in the prior year period, primarily reflecting the increase in sales volume and number of orders fulfilled. As a percentage of net revenues, fulfillment expenses decreased to 12.1% from 16.7% in the prior year period, which reflects the Company’s strategy of shifting towards using regional and local delivery services to reduce the Company’s shipping and handling expenses per order as well as the capacity expansion of regional warehouses.

•                  Marketing expenses increased by 123.5% to US$13.1 million from US$5.9 million in the prior year period. As a percentage of net revenues, marketing expenses decreased to 4.2% from 5.8% in the prior year period, demonstrating the Company’s ability to control marketing expenses by retaining repeat customers and achieving high growth of new customers through word-of-mouth referrals.

•                  Technology and content expenses increased by 226.7% to US$7.9 million from US$2.4 million in the prior year period, primarily reflecting the Company’s continued efforts to invest in its website and IT systems to better support future growth. As a percentage of net revenues, technology and content expenses remained stable at 2.6% compared with 2.4% in the prior year period.

•                  General and administrative expenses increased by 70.3% to US$9.8 million from US$5.8 million in the prior year period, primarily due to increased headcount and office rentals associated with the growth in the Company’s overall business. As a percentage of net revenues, general and administrative expenses decreased to 3.2% from 5.7% in the prior year period, reflecting the Company’s increased operational leverage as well as continued cost-control efforts.

Income from operations was US$5.5 million, compared to a loss from operations of US$8.7 million in the prior year period reflecting the growing scale of the Company’s operations, improved gross margin and costs control. Operating income margin was 1.8%, compared to an operating loss of 8.6% in the prior year period.

Non-GAAP income from operations, which excludes the impact of share-based compensation expense, was US$8.7 million, compared to a non-GAAP loss from operations of US$6.6 million in the prior year period.  Non-GAAP operating income margin was 2.8%, compared to a non-GAAP operating loss margin of 6.5% in the prior year period.

NET INCOME/LOSS

Net income was US$5.8 million, compared to a net loss of US$8.6 million in the prior year period. Net income margin was 1.9%, compared with a net loss margin of 8.5% in the prior year period.  For the first quarter of 2013, the Company recognized US$1.9 million income tax expenses as a result of the Company’s growing profitability. Net income per diluted ADS7 was US$0.11, compared to a net loss per diluted ADS of US$0.33 in the prior year period.

Non-GAAP net income, which excludes share-based compensation expenses, was US$9.0 million compared to a non-GAAP net loss of US$6.5 million in the prior year period. Non-GAAP net income margin was 2.9% compared with a non-GAAP net loss margin of 6.4% in the prior year period. Non-GAAP net income per diluted ADS was US$0.17 in the first quarter of 2013 compared to a non-GAAP net loss per diluted ADS of US$0.25 in the prior year period.

For the quarter ended March 31, 2013, the Company’s weighted average number of ADSs used in computing diluted income per ADS was 54,566,485.

As of March 31, 2013, the Company had cash and cash equivalents of US$231.1 million and held-to-maturity securities of US$141.6 million.

For the first quarter of 2013, net cash from operating activities was US$71.6 million.

Business Outlook

For the second quarter of 2013, the Company expects its net revenues to be between US$330 million and US$335 million, representing a year-over-year growth rate of approximately 144% to 148%. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which are subject to change.

7  “ADS” means American Depositary Share. Each ADS represents two ordinary shares, par value US$0.0001 per share, of the Company.

Conference Call Information

The Company will hold a conference call on Wednesday, May 15, 2013 at 8:00 am Eastern Time or 8:00 pm Beijing Time to discuss its financial results and operating performance for the first quarter 2013.

To participate in the call, please dial the following numbers:

United States:	+1-646-254-3515
International Toll Free:	+1-855-500-8701
China Domestic:	400-1200654
Hong Kong:	+852-3051-2745
Conference ID:	#64798598

The replay will be accessible through May 22, 2013 by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61 2 8199 0299
Conference ID:	#64798598

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.vipshop.com.

About Vipshop Holdings Limited

Vipshop Holdings Limited (“Vipshop” or the “Company”) is China’s leading online discount retailer for brands. Vipshop offers high quality and popular branded products to consumers throughout China at a significant discount to retail prices. Since it was founded in August 2008, the Company has rapidly built a sizeable and growing base of customers and brand partners. For more information, please visit ir.vipshop.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Vipshop’s strategic and operational plans, contain forward-looking statements. Vipshop may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vipshop’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Vipshop’s goals and strategies; Vipshop’s future business development, results of operations and financial condition; the expected growth of the online discount retail market in China; Vipshop’s ability to attract customers and brand partners and further enhance its brand recognition; Vipshop’s expectations regarding demand for and market acceptance of flash sales products and services; competition in the discount retail industry; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Vipshop’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Vipshop does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that the consolidated statement of shareholders’ equity, consolidated statements of cash flows, and the detailed notes required by Accounting Standards Codification 270 Interim Reporting (“ASC270”), have not been presented. Vipshop uses non-GAAP net income/(loss), non-GAAP net income/(loss) per diluted ADS, non-GAAP income/(loss) from operations, non-GAAP net income/(loss) margin, and non-GAAP operating income/(loss) margin, each of which is a non-GAAP financial measure. Non-GAAP net income/(loss) is net income/(loss) excluding share-based compensation expenses. Non-GAAP net income/(loss) per diluted ADS is non-GAAP net income/(loss) divided by weighted average number of diluted ADS. Non-GAAP income/(loss) from operations is income/(loss) from operations excluding share-based compensation expenses. Non-GAAP operating income/(loss) margin is non-GAAP income/(loss) from operations as a percentage of net revenues.  Non-GAAP net income/(loss) margin is non-GAAP net income/(loss) as a percentage of net revenues. The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of non-cash share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income/(loss) for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Vipshop Holdings Limited Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Investor Relations Contact

Vipshop Holdings Limited

Millicent Tu

Tel: +86 (20) 2233-0732

Email:IR@vipshop.com

ICR, Inc.

Jeremy Peruski

Tel: +1 (646) 405-4866

Email: IR@vipshop.com

Vipshop Holdings Limited

Condensed Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

(In US dollars, except for share data)

	Three Months Ended
	March 31,2012	March 31,2013	December 31,2012
	USD	USD	USD
	(Unaudited)	(Unaudited)	(Unaudited)

Net revenues	101,262,023	310,658,681	299,626,573
Cost of goods sold	(79,837,020)	(237,908,540)	(230,893,516)
Gross profit	21,425,003	72,750,141	68,733,057
Operating expenses
Fulfillment expenses*	(16,877,142)	(37,699,224)	(37,402,282)
Marketing expenses	(5,873,102)	(13,126,003)	(12,495,522)
Technology and content expenses	(2,433,157)	(7,948,145)	(6,336,055)
General and administrative expenses	(5,756,147)	(9,804,914)	(7,888,972)
Total operating expenses	(30,939,548)	(68,578,286)	(64,122,831)
Other income	841,428	1,306,068	813,545
(Loss) income from operations	(8,673,117)	5,477,923	5,423,771
Interest expense	(186,725)	—	(969)
Interest income	165,939	2,436,478	1,643,898
Exchange gain (loss)	107,664	(222,618)	(10,725)
(Loss) income before income taxes	(8,586,239)	7,691,783	7,055,975
Income tax expenses	—	(1,850,610)	(706,173)
Net (loss) income	(8,586,239)	5,841,173	6,349,802

Weighted average numbers of shares used in calculating earnings (loss) per share:
—Basic	51,644,716	103,004,723	101,183,145
—Diluted	51,644,716	109,132,970	105,028,955

Net earnings (loss) per share
—Basic	(0.17)	0.06	0.06
—Diluted	(0.17)	0.05	0.06

Net earnings (loss) per ADS (2 ordinary shares equal to 1 ADS)
—Basic	(0.33)	0.11	0.12
—Diluted	(0.33)	0.11	0.12

*Including shipping and handling expenses, which amounted US$9.4 million, US$19 million and US$24 million in the three month periods ended March 31,  December 31, 2012 and March 31, 2013, respectively.

Net (loss) income	(8,586,239)	5,841,173	6,349,802
Other comprehensive (loss) income, net of tax:
Foreign currency translation adjustments	8,115	219,668	628,902
Comprehensive (loss)income	(8,578,124)	6,060,841	6,978,704

	Three Months Ended
	March 31,2012	March 31,2013	December 31,2012
	USD	USD	USD
	(Unaudited)	(Unaudited)	(Unaudited)
Share-based compensation charges included are follows
Fulfillment expenses	60,007	77,771	78,229
Marketing expenses	27,820	80,247	81,449
Technology and content expenses	162,606	261,343	263,332
General and administrative expenses	1,852,786	2,766,446	1,370,327
Total	2,103,219	3,185,807	1,793,337

Vipshop Holdings Limited

Condensed Consolidated Balance Sheets

(Amounts in US dollars)

	As of December 31, 2012	As of March 31, 2013
	USD	USD
		(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	124,472,629	231,075,063
Restricted deposits	—	—
Held-to-maturity securities	86,097,191	141,599,754
Accounts receivable	6,990,560	12,376,560
Amounts due from related parties	177,237	—
Other receivables	9,993,887	5,656,418
Inventories	143,963,931	116,218,267
Advance to suppliers	9,569,795	8,050,558
Prepaid expenses	686,876	1,358,859
Deferred tax assets	—	3,087,064
Total current assets	381,952,106	519,422,543
NON-CURRENT ASSETS
Property and equipment, net	12,637,567	14,931,653
Deposits for property and equipment	4,322,217	1,631,670
Other assets	5,230	4,036
Total non-current assets	16,965,014	16,567,359
TOTAL ASSETS	398,917,120	535,989,902

LIABILTIES AND EQUITY
CURRENT LIABILITIES
Accounts payable (Including accounts payable of the VIE without recourse to the Company of $101,556 and $106,817 as of December 31, 2012 and March 31,2013 , respectively)	193,455,827	175,382,872

Advance from customers (Including advance from customers of the VIE without recourse to the Company of $55,948,713 and $62,266,485 as of December 31, 2012 and March 31,2013 , respectively)	55,948,713	62,266,485

Accrued expenses and other current liabilities(Including accrued expenses and other current liabilities of the VIE without recourse to the Company of $24,908,418 and $38,761,008 as of December 31, 2012 and March 31,2013 , respectively)	52,676,443	74,445,163

Amounts due to related parties(Including amounts due to related parties of the VIE without recourse to the Company of $789,057 and $ 833,333 as of December 31, 2012 and March 31,2013 , respectively)	1,335,756	29,967,757

Deferred income (Including deferred income of the VIE without recourse to the Company of $10,850,319 and $9,789,213 as of December 31, 2012 and March 31,2013 , respectively)	12,917,567	10,902,946

Total current liabilities	316,334,306	352,965,223
Total liabilities	316,334,306	352,965,223

EQUITY:
Ordinary shares (US$0.0001 par value, 471,620,833 shares authorized, and 101,284,881 and 110,508,113 shares issued and outstanding as of December 31, 2012 and March 31, 2013, respectively)	10,128	11,051
Additional paid-in capital	258,368,448	352,748,549
Accumulated losses	(176,025,335)	(170,184,162)
Accumulated other comprehensive income	229,573	449,241
Total shareholders’ equity	82,582,814	183,024,679
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	398,917,120	535,989,902

Vipshop Holdings Limited

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended
	March 31,2012	March 31,2013	December 31,2012
	USD	USD	USD
	(Unaudited)	(Unaudited)	(Unaudited)
(Loss)/income from operations	(8,673,117)	5,477,923	5,423,771
Share-based compensation expenses	2,103,219	3,185,807	1,793,337
Non-GAAP (loss)/income from operation	(6,569,898)	8,663,730	7,217,108

Net (loss)/income	(8,586,239)	5,841,173	6,349,802
Share-based compensation expenses	2,103,219	3,185,807	1,793,337
Non-GAAP net (loss)/income	(6,483,020)	9,026,980	8,143,139

Non-GAAP weighted average numbers of shares used in calculating net income (loss) per share:
—Basic	51,644,716	103,004,723	101,183,145
—Diluted	51,644,716	109,132,970	105,028,955

Non-GAAP net income/loss per share
—Basic	(0.13)	0.09	0.08
—Diluted	(0.13)	0.08	0.08

Non-GAAP net income/loss per ADS (2 ordinary shares equal to 1 ADS)
—Basic	(0.25)	0.18	0.16
—Diluted	(0.25)	0.17	0.16